UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 25, 2004

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

_________________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi Cosi

Quinny

Baby Relax

Babidéal

MonBébé

Bébé Confort

HOME FURNISHINGS

Ameriwood

Ridgewood

Charleswood

Dorel Home Products

Cosco Home & Office

Dorel Asia

Carina Furniture

RECREATIONAL / LEISURE

Pacific Cycle

Schwinn

GT

Mongoose

In Step

EXCHANGES

CANADA

TSX:

DII.A, DII.B

U.S.A.

NASDAQ:

DIIBF

CONTACT:

Maison Brison

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

DOREL POSTS STRONG 2003 RESULTS:

EARNINGS UP 21.8%, SALES INCREASE 17.3%

Powerful brands and low-cost production will maintain growth

Montreal, February 25, 2004—Global consumer products company, Dorel Industries Inc. (TSX: DII.A, DII.B; NASDAQ: DIIB) today announced fourth quarter and year-end results for its fiscal year ended December 30, 2003. Sales for the fourth quarter grew 34.3% to US$323.7 million from US$241 million a year ago. Net income for the quarter was US$20.8 million, a 41.9% increase over US$14.6 million for the fourth quarter of 2002. Earnings per share for the quarter were US$0.64 fully diluted, versus last year’s US$0.46. For the full year, Dorel posted sales of US$1.2 billion, up 17.3% from the US$992.1 million achieved last year. Net income for the year grew to US$75 million or US$2.32 per share fully diluted. In 2002 the Company had net income US$61.6 million or US$2.00 per share. Dorel had previously said earnings for 2003 would come in at the low end of the US$2.30 to US$2.40 per share range.

“2003 was one of the most active and rewarding years that we have ever experienced, integrating two significant acquisitions and preparing for a third. Our acquisition of Ampafrance in Europe allowed us to expand our juvenile business and diversify both our customer base and our product range. The Carina acquisition in Canada helped us broaden our customer base in RTA furniture. These key, strategic purchases provided for increased sales, but over and above sales increases, margin improvements and our strict cost reduction culture helped net income grow by 22% during 2003,” commented Martin Schwartz, Dorel President and CEO.

As previously announced on January 14, 2004, Dorel expects to earn between US$3.25 to US$3.35 per diluted share for the fiscal year ending December 30, 2004. This guidance includes the accretive benefits from the acquisition of Pacific Cycle, which will report under the Company’s new Recreational/Leisure segment.

Revenues and earnings for the fourth quarter and full year ended December 30, 2003 were as follows:

Summary of Financial Highlights
Fourth quarter ended December 30
All figures in thousands of US $, except per share amounts
	2003	2002	Change %
Revenue	323,677	240,988	34.3%
Net income	20,749	14,626	41.9%
Per share - Basic	0.64	0.47	36.2%
Per share - Diluted	0.64	0.46	39.1%

Average number of shares outstanding -
diluted weighted average	32,664,874	31,957,233

Summary of Financial Highlights
Year ended December 30
All figures in thousands of US $, except per share amounts
	2003	2002	Change %
Revenue	1,163,766	992,073	17.3%
Net income	75,026	61,595	21.8%
Per share - Basic	2.36	2.05	15.1%
Per share - Diluted	2.32	2.00	16.0%

Average number of shares outstanding -
diluted weighted average	32,406,724	30,739,238

Juvenile

Sales for 2003 in the Juvenile segment rose 26.8% to US$670.1 million from US$528.4 million a year ago. Earnings from operations grew 53.4% year-over-year to US$65.9 million, compared to US$43 million. Fourth quarter sales jumped 59.4% to US$171 million from last year’s US$107.3 million. Earnings from operations soared 140.7%, rising to US$15.8 million from US$6.6 million during the fourth quarter last year.

Dorel Juvenile Group USA's sales and earnings strengthened during the fourth quarter of 2003 with year-over-year juvenile sales increasing by more than 10%, while earnings from operations were up significantly over last year’s fourth quarter. Sales and earnings were also improved over the third quarter of 2003.

“While many of the operational issues at DJG USA have been proactively addressed over the past two years, 2003 sales levels in the Unites States were disappointing.  Successful product development was lacking earlier in the year, however new products reversed this trend as sales rose to their highest levels ever for the fourth quarter,” commented Mr. Schwartz.

With the acquisition of Ampafrance and its powerful juvenile brands, Dorel significantly strengthened its market share throughout Europe in 2003. In 2004 this solid position should benefit from an even more cohesive plan that is evolving under the recently expanded Dorel Juvenile Group Europe, headed by Ampa President Dominique Favario. The strong Euro also helped the segment and offset some of the negative impact of the weak U.S. dollar that affected Home Furnishings.

As announced, for 2004, the Juvenile Segment is expected to record sales of between US$750 and US$800 million, with earnings from operations of between 10% and 11% of sales.

Home Furnishings

Home Furnishings’ sales gained 6.5% in 2003, reaching US$493.7 million compared to US$463.6 million a year ago. Earnings from operations were up 3.6% to US$66.8 million from US$64.5 million last year. For the fourth quarter, revenues increased 14.2% to US$152.7 million from US$133.7 million, while earnings from operations rose 12.9% to US$20.3 million from US$18 million.

The higher sales and earnings in the fourth quarter were driven by the RTA furniture group, which benefited from Carina’s contribution. In addition, both the existing RTA furniture business and futon sales increased over last year. Cosco Home & Office and Dorel Asia continue to supplement the RTA furniture business and provide for a broader product offering than other pure RTA furniture manufacturers.

For the year, the segment met earnings expectations despite some sales disappointments. Cosco Home & Office and Dorel Asia continue to grow, but the RTA furniture business remains flat. When compared to others in the RTA furniture industry, this is a standout performance. Though margins were eroded somewhat by pricing pressure, certain cost increases and the strengthening Canadian dollar, the effects were offset by the addition of Carina and its sales channels and the strong performance of the futon business, which allowed the Ameriwood group as a whole to match last year’s earnings levels.

As previously announced, in 2004 the Home Furnishings segment should record sales of between US$540 million and
US$590 million, with earnings from operations of between 11% and 12% of sales.

Outlook

“We are maintaining a cautious, conservative outlook for 2004. Our recent acquisition of Pacific Cycle has further positioned us as a global consumer products company, now with strong brands in all of our segments. We have made several important changes over the past year in our on-going drive for continuous improvement and profitable growth. We have also added significantly to Dorel’s operations and expect 2004 sales will climb from US$1.2 billion to between US$1.6 and US$1.8 billion. 2004 will be a year of integration where all energies will be focused on identifying and implementing efficiencies.

“Juvenile growth will come both from Dorel’s traditional juvenile businesses as well as from the Ampa Group, now a year-old Dorel company. As such, the majority of Juvenile sales increase will be internally generated. In Home Furnishings, growth will be derived both organically and from recently acquired Carina Furniture. Due to continuing raw material price increases, the RTA furniture industry will face challenges during 2004. We are taking measures to counteract these pressures, as an example, by raising prices to our customers.  As a result, RTA furniture margins will strengthen as the year progresses. Dorel Asia is increasingly becoming a factor. We have developed strong relationships in Asia and will continue to be in a position to offer exciting, highly competitive products to our customers.

“Pacific Cycle is a new business for us, and we are being prudent in our expectations. Sales in the new Recreational/Leisure segment are expected to be in the range of US$335 million to US$375 million for the 11 months of 2004. Earnings from operations are expected to be between 11.5% and 12.5% of sales.

“Despite Dorel’s increased borrowings to finance acquisitions, we expect that cash flow will generate up to US$100 million and thus we will be able to significantly reduce our debt in the year ahead,” concluded Mr. Schwartz.

Conference Call

Dorel Industries Inc. will hold a conference call to discuss these results today at 2:00 P.M. Eastern Time. Interested parties can join the call by dialing (514) 807-8791 (Montreal or overseas) or (1-800) 814-4861 (elsewhere in North America). The conference call can also be accessed via live webcast at www.newswire.ca or www.q1234.com.

If you are unable to call in at this time, you may access a tape recording of the meeting by calling 1-877-289-8525 and entering the passcode 21038135# on your phone. This tape recording will be available on Wednesday, February 25, as of 4:00 P.M. until 11:59 P.M. on Wednesday, March 3.

Complete financial statements are available on the Company's website, www.dorel.com, and will be available through the SEDAR and EDGAR websites.

Profile

Dorel is a global consumer products company which designs, markets, and distributes a diverse portfolio of powerful brands. Its extensive range of high-quality products is marketed through three independent business segments: Juvenile, Home Furnishings, and Recreational/Leisure. Dorel's Juvenile segment offers well-known brands in infant car seats, strollers, high chairs, toddler beds, cribs, infant health and safety aids, play-yards and juvenile accessories. The Home Furnishings segment specializes in a wide variety of Ready-to-Assemble (RTA) furniture for home and office use including metal folding furniture, futons, step stools, ladders and other imported furniture items. Dorel’s Recreational/Leisure segment markets its products under popular brand names in high-quality bicycles and other recreational products.

Dorel employs approximately 4,800 people in fourteen countries. Major North American facilities are located in Montreal, Quebec; Cornwall, Ontario; Columbus, Indiana; Wright City, Missouri; Tiffin, Ohio; Dowagiac, Michigan; Madison, Wisconsin; and Canton, Massachusetts. The Company's major divisions in the United States include Ameriwood Industries, the Dorel Juvenile Group USA, which incorporates the Cosco and Safety 1st brands and Pacific Cycle, which incorporates the Schwinn, Mongoose, GT and InSTEP brand names, among others. In Canada, Dorel operates Ridgewood Industries and Dorel Home Products. Activities throughout Europe are carried out through the Dorel Juvenile Group Europe. Brand names marketed in Europe are Maxi-Cosi, Bébé Confort, Quinny, Safety 1st, Babidéal, MonBébé and Baby Relax. Dorel's imported furniture business is carried out through Dorel Asia.

Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF INCOME

ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS

Fourth quarter ended		Year ended
December 30, 2003	December 30, 2002	December 30, 2003	December 30, 2002

SALES	323,677	240,988	1,163,766	992,073

EXPENSES
Cost of sales	243,108	184,197	857,606	760,423
Operating	45,572	29,171	153,741	106,969
Amortization	7,490	6,707	29,251	24,850
Research and development costs	(289)	(475)	6,465	3,698
Interest on long-term debt	4,040	2,027	15,512	9,987
Other interest	67	112	565	452

296,988	221,739	1,063,140	906,379

Income before income taxes	26,689	19,249	100,626	85,694

Income taxes	5,940	4,624	25,600	24,099

NET INCOME	20,749	14,625	75,026	61,595

EARNINGS PER SHARE:
Basic	0.64	0.47	2.36	2.05

Diluted	0.64	0.46	2.32	2.00

SHARES OUTSTNDING:
Basic – weighted average	32,440,593	31,303,176	31,837,343	30,097,165

Diluted – weighted average	32,664,874	31,957,233	32,406,724	30,739,238

DOREL INDUSTRIES INC.

CONSOLIDATED BALANCE SHEET

ALL FIGURES IN THOUSANDS OF US $

As at December 30, 2003	As at December 30, 2002

ASSETS
CURRENT ASSETS
Cash and cash equivalents	13,877	54,450
Funds held by ceding insurer	6,803	11,298
Accounts receivable	210,905	98,167
Inventories	207,371	142,157
Prepaid expenses	10,719	10,465
Future income taxes	9,184	11,114

	458,859	327,751

CAPITAL ASSETS	147,837	95,374
GOODWILL	380,535	155,669
DEFERRED CHARGES	18,501	14,111
INTANGIBLE ASSETS	85,448	5,818
FUTURE INCOME TAXES	8,382	4,619
OTHER ASSETS	10,995	11,400

1,110,557	614,742

LIABILITIES
CURRENT LIABLITIES
Bank indebtedness	764	8,346
Accounts payable and accrued liabilities	253,145	131,805
Income taxes payable	2,037	11,721
Current portion of long-term debt	7,758	2,061

263,704	153,933

LONG-TERM DEBT	282,421	82,785

PENSION OBLIGATION	13,818	13,213

FUTURE INCOME TAXES	45,148	10,289

OTHER LONG-TERM LIABILITIES	10,580	516

SHAREHOLDERS’ EQUITY
CAPITAL STOCK	156,274	138,446
RETAINED EARNINGS	287,583	212,660
CUMULATIVE TRANSLATION ADJUSTMENT	51,029	2,900

494,886	354,006

1,110,557	614,742

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

ALL FIGURES IN THOUSANDS OF US $

Fourth quarter ended		Year ended
December 30, 2003	December 30, 2002	December 30, 2003	December 30, 2002

CASH PROVIDED BY:
OPERATING ACTIVITIES
Net income from continuing operations:	20,749	14,626	75,026	61,595
Adjustments for:
Amortization	7,490	6,707	29,251	24,850
Deferred income taxes	4,346	1,958	4,586	4,711
Funds held by ceding insurer	(28)	(11,298)	4,495	(11,298)
Loss (gain) on disposal of capital assets	20	1,061	(433)	858

32,577	13,054	112,925	80,716

Changes in non-cash working capital:
Accounts receivable	(3,786)	22,390	(8,062)	(950)
Inventories	(14,067)	14,870	(20,356)	12,831
Prepaid expenses	4,307	(6,775)	3,229	(5,798)
Accounts payable and accrued liabilities	26,001	23,548	34,809	24,931
Income taxes payable	(2,969)	(4,614)	(12,098)	15,208

9,486	49,419	(2,478)	46,222

CASH PROVIDED BY OPERATING ACTIVITIES	42,063	62,473	110,447	126,938

FINANCING ACTIVITIES
Long-term debt	(27,158)	(20,130)	198,228	(142,704)
Balance of sale and other amounts payable	-	-	3,853	-
Issuance of capital stock	9,980	102	17,854	75,472
Share issue expenses	-	-	-	(3,062)
Repurchase of capital stock	-	(174)	(129)	(218)
Bank indebtedness	(979)	(501)	(12,551)	(902)

CASH PROVIDED BY (USED) IN FINANCING ACTIVITIES	(18,157)	(20,703)	207,255	(71,414)

INVESTING ACTIVITIES
Acquisition of subsidiary companies	(140)	-	(287,060)	-
Cash on hand	-	-	7,207	-

	(140)	-	(279,853)	-
Purchase of accounts receivable	-	-	(27,750)	-
Additions to capital assets – net	(14,748)	(5,898)	(34,076)	(15,840)
Other assets	-	2,120	-	2,120
Deferred charges	(6,163)	(2,658)	(11,659)	(5,818)
Intangible assets	(3,685)	(2,965)	(4,491)	(3,571)

CASH USED IN INVESTING ACTIVITIES	(24,736)	(9,401)	(357,829)	(23,109)

Effect of exchange rate change on cash	344	850	(446)	3,395

NET INCREASE (DECREASE) IN CASH	(487)	33,219	(40,573)	35,810
Cash, beginning of period	14,364	21,231	54,450	18,640

CASH, END OF PERIOD	13,877	54,450	13,877	54,450

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

ALL FIGURES IN THOUSANDS OF US $

Year ended
December 30, 2003	December 30, 2002

BALANCE, BEGINNING OF PERIOD	212,660	153,223

Net income	75,026	61,595

Premium paid on purchase of shares	(103)	(168)

Share issue expenses (net of income taxes - $1,072)	-	(1,990)

BALANCE, END OF PERIOD	287,583	212,660

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President, Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Chief Financial Officer, Secretary

February 25, 2004